UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549

                          Amendment No. 2
                           FORM 10 - SB


GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
 Under Section 12(b) or (g) of the Securities Exchange Act of 1934


           AMERICAN MARKET SUPPORT NETWORK, INC.
        -------------------------------------------
      (Name of Small Business Issuers in its charter)


          NEVADA                         88-0483722
      --------------                   ---------------
(State of other jurisdiction         (I.R.S. Employer
             of                   Identification Number)
incorporation or organization


    14090 Southwest Freeway,
   Suite 300, Sugar Land, Texas           77478
   ----------------------------        -----------
    (Address of principal               (zip code)
     executive offices)


Issuer's telephone number: (281) 340-2085

Securities to be registered under section 12(b) of the Act: None

Securities to be registered under section 12(g) of the Act:

20,000,000 shares of Common Stock, par value $0.001 - As of
December 31, 2001, the Company has 4,971,250 shares of
Common Stock issued and outstanding

5,000,000 shares of Preferred Stock, par value $0.001 - As of
December 31, 2001, the Company has no shares of Preferred Stock issued and outstanding




PAGE-1-




                      TABLE OF CONTENTS

PART I - ITEM 1. DESCRIPTION OF BUSINESS                        3

PART I - ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS AND
PLAN OF OPERATIONS                                             16

PART I - ITEM 3. DESCRIPTION OF PROPERTY                       20

PART I - ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT                                          20

PART I - ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS,
AND CONTROL PERSONS                                            21

PART I - ITEM 6. EXECUTIVE COMPENSATION                        23

PART I - ITEM 7. CERTAIN RELATIONSHIPS AND RELATED
TRANSACTIONS                                                   24

PART I - ITEM 8.  DESCRIPTION OF SECURITIES                    25

PART II - ITEM 1. MARKET FOR COMMON EQUITY AND RELATED
STOCKHOLDER MATTERS                                            26

PART II - ITEM 2. LEGAL PROCEEDINGS                            26

PART II - ITEM 3. CHANGES IN AND DISAGREEMENTS WITH
ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE             27

PART II - ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES     27

PART II - ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS    28

PART F/S. FINANCIAL STATEMENTS                                 32

PART III - ITEM 1.  EXHIBITS                                   46











PAGE-2-




 PART I - ITEM 1. DESCRIPTION OF BUSINESS

BUSINESS DEVELOPMENT

American Market Support Network, Inc. is a Nevada corporation formed in December 2000. Since our inception we have devoted our activities to the following:

  *    Raising capital;

          On November 30, 2001, we closed our public offering pursuant to Regulation D, Rule 504 of the 1933 Securities and Exchange Act, as amended, whereby it sold a total of 861,250 shares of $0.001 par value common stock at $0.10 per share to outside investors.

  *    Establishing our website;

          We launched our web site early 2001 at
          www.amsninc.com.   The site was redesigned during
          the second and third quarter or 2002 and it was re-launched in July 2002. The web site is now fully functional and operational and includes a general description of our business, information on services we provide and that are available through us as well as a contact us section which enables visitors to fill out a contact form to request more information. Nothing on the website is part of this registration statement.

  *    Developing markets for the services we offer;

          Since early 2000 we have been building marketing databases consisting of publicly traded companies by retrieving publicly available information from various sources, manually inputting those companies into an Microsoft excel-based database, and if necessary, calling publicly traded companies to verify information and ask for any other missing information, such as the person's name who makes buying decisions and their contact information, i.e. phone and fax number, email address and mailing address. Currently, we have approximately 9,000 companies and 12,000 contacts in our database, consisting of each companies' name, ticker symbol, address, city, state, zip code, name of the CEO, President and CFO, telephone, fax and e-mail addresses (if applicable), and the name and phone number of the public relations or investor relations firm the company is currently using. We do not collect any detailed information on these companies' business, financial information or any other such information. The difference between these two numbers (9,000 and 12,000) is that some of the companies in our database have multiple contact persons. We use this information for marketing purposes only -- more specifically, to identify potential decision-makers, i.e. the management of the company, and how best to communicate with them.




PAGE-3-




  * Developing a database of persons desiring to receive information about our clients

          We currently have a database of consisting of 6,000 recipients consisting of persons who have requested to receive information on publicly traded companies.

  *    Selling our products.

          After and during this client identification process, we have also marketed our investor relations, media relations and public relations services to those companies. We have primarily approached those companies which - based on our subjective evaluations - do not seem to issue press releases as frequently as other companies in their industries. This has led us to believe that they might benefit from our media relations services.

          Our marketing has consisted almost exclusively of making phone calls to publicly-traded companies with the intention of finding out if those companies were interested in our services. We have also sent sales letters via mail, fax and e-mail to companies in our databases. The total number of sales letters that we have sent out since our inception is approximately 5,000.

          We have also utilized networking as a means to generate new business and sell our services. We have attended selected networking events, primarily in Houston, to learn to know people who could introduce us to potential companies.

          In 2001, we were able to sell our services to 19 number of clients and during the first six months of 2002, to 8 clients. The services we have provided have been a combination of media relations, public relations and investor relations services, with a primary focus on investor relations. Investor relations and media relations are typically considered to be sub-categories of public relations.

          At the end of the third quarter, our client base consisted of three clients for which we provided investor relations services on an ongoing basis. All of these contracts are cancelable at any time.


We have never been the subject of any bankruptcy or receivership action. We have had no material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets outside the ordinary course of business.




PAGE-4-




We have conducted our operations since December 2000. We have limited revenues and we have accumulated losses since our inception through through September 30, 2002 of $223,000. We are engaged in the business of media relations, public relations and investor relations. We provide clients with a comprehensive service packages that includes promoting clients to their target markets through public relations-related programs. We offer our public relations and media relations services to both private and publicly traded companies, with a primary focus on high technology, health care, biotechnology and business services industries. We offer our investor relations programs to all publicly traded companies, with a primary focus on small cap companies that do not have an internal investor relations department. Since our inception, our focus has been on targeting publicly traded companies. We have offered services to private companies as well, but have not yet started to market our services actively to them.

Publicly traded companies can choose a single operation from our a'la carte list of services or engage us for an entire campaign. A'la carte services range from $3,000 for an investor kit to $15,000 for a distribution agreement consisting of a design and distribution via mail of the company's information package (up to four pages) to 2,000 recipients, excluding database and printing costs. A comprehensive 12-month investor relations/public relations program will be priced at around $60,000 plus an individually negotiated number of restricted shares of the
client's common equity.   Typically, a full-service, all-
inclusive investor relations campaign for one single, publicly traded company will run between $250,000 to $750,000 per year depending on the scope of the program.

We have noted in the discussion below services we offer, services we can offer but don't yet and services which we may offer in the future.

PRINCIPAL SERVICES

Media Relations

We provide our clients with a comprehensive range of media relations services. We write media material, including but not limited to press releases, media alerts, article ideas, articles and any other written material that is required to produce media coverage for our clients. We market our clients' ideas to media representatives. We also design media relations programs that our clients can execute internally, with or without our help. Our media relations services are priced either hourly or on a fixed monthly fee basis. Our hourly rates range from $80 to $400, depending on task and the nature of the project. With our fixed monthly fee, our clients know exactly what their monthly cost will be. These fees may range from as little as $1,500 to as much as $15,000 per month, a typical campaign estimated to cost approximately $5,000 per month.

We provide our clients with media monitoring programs by subcontracting with a press clipping or video monitoring services and then analyzing the media coverage our clients receive. Basic press clipping or video monitoring programs are billed directly to our clients by the subcontractors and we do not receive any revenues, commissions or fees from those subcontractors. We may provide a written report or analysis of the media coverage, and invoice those services separately or as a part of a larger services package. For those services, we charge either a fixed project fee, a monthly fee or hourly rates of $80 to $400.
Project fees and monthly fees billed at our usual hourly rates and are based on the amount of time we intend to spend on each project we anticipate doing on a monthly basis.




PAGE-5-




Public Relations

We provide our clients with various public relations services. Our clients use our services to build customer awareness as well as demand for their products, services or brands. Our public relations services include graphic design services, design and production of marketing material, Internet/web design, creating graphic identities and brands, reputation management and crisis communications programs.

Our public relations consulting rates range from $80-
$400/hour, depending on the assignment. Our graphic design and marketing material projects start at $1,500 per project and go up from there depending on the scope of the project.
Internet/web design services are priced either on a per project or hourly basis. Our hourly rates for Internet/web design services range from $40 per hour for basic database entry work and $80 per hour for content production, to as much as $400 per hour for consulting services. Our graphic identity, branding, reputation management and crisis communications programs are priced based on the scope of the project we work on, but most often billed at our customary hourly rates of $80-$400 per hour.

Reputation management involves advising clients how they can increase their reputation, such as by becoming active in the local community, sponsoring sports and art events, joining trade associations, issuing news releases more actively than before, or becoming contributing writers for trade magazines.

Crisis communications programs consist of a written plan that identifies worst case scenarios or threats for a company's public image and then aims at either eliminating those threats in a preemptive manner or by creating a plan that describes what to do when that worst-case scenario actually comes through. For example, many energy companies have a crisis publicly relations plans in place for unlikely events such as a terrorist attack in a refinery or an oil tanker accidentally losing its cargo and causing an environmental catastrophe. Other examples include a loss of a company CFO for a competitor or a public company becoming a subject of a negative media coverage alleging the company for fraud.

Our reputation management and crisis communications services are available and a part of our existing service offerings, but we haven't actively marketed them as of yet and we haven't sold any of them.

Investor Relations

We provide our clients with various investor relations programs, including design and distribution of investor information kits, drafting and distribution of corporate press releases, design and content production for investor relations sections of corporate web sites. Our basic program, which includes creation of a press release strategy, drafting of 4-8 press releases and advising our clients on other investor relations activities is priced between $2,000 and $15,000 per month, depending on various factors such as length of contract and the time we estimate we will spend on servicing each client.




PAGE-6-




We also provide services individually as opposed to bundling them in a complete program. In these instances, we charge between $3,000 to $8,000 for the design of investor information kits, $500 to $2,500 for the drafting of press releases, $80 to $400 per hour for the design of complete investor relations websites, and $40 to $200 per hour for the production of content for investor relations sites or investor relations sections of corporate websites.

We distribute out clients' investor relations material to our own internal database consisting of 6,000 recipients, and may on our clients' request, have our clients' materials distributed to other databases that are provided by other companies in the industry. Means of distribution include direct mail, newspaper advertisements, e-mail and fax distribution and online sites.

Our internal database consists of recipients who have requested to receive information on publicly traded companies. No subscription fee is charged. This database was collected by OTC News Network, Inc. - a company at which our current chairman of the board and largest shareholder - was also a shareholder. Shortly before that company ceased its operations, Mr. Luhanto purchased the database from the company and transferred that to American Market Support Network. The original database was 11,000, but since our inception 5,000 recipients have chosen to opt-out, making the current amount of recipients 6,000.

We charge a fee of $1,000 to $5,000 per incident for materials to be distributed to our own database - the exact price is determined by market conditions and the total number of distributions our clients are able to commit to.
There are also multitude of other service providers who own databases consisting of recipients who have expressed their interest in receiving information on publicly traded companies. Because our database only has 6,000 recipients, we occasionally recommend that those clients who want to increase the number of people that their investor relations messages reach should use services of other distribution providers as well.

If our clients decide to utilize those other services, distribution service providers usually bill our client directly. We may receive a sales commission from the service provider. These commissions are typically agreed on a case-by-case basis and typically represent 10-15% of the total amount of the distribution cost our clients pay.

In some instances, we may re-sell another distribution service provider's services. In that case, we would enter into an agreement providing that the database distribution provider charges us, and we then invoice our client that fee plus an appropriate consulting fee for advising our clients in the use of those services.




PAGE-7-




We provide consulting services to determine which investor relations activities best reach our clients' specific goals. We may not produce all of our services in-house, preferring to either subcontract or refer our clients to service providers that we believe represent the best fit for our clients. Our consulting services are priced at $200 to $400 per hour, but may also be provided at a fixed, predetermined monthly fee, which would be calculated based on the amount of time we estimate we will spend for the client in question.

Potential future service:  Online Media

We believe that many investors seek timely, comprehensive and trustworthy financial news and information that can help them make informed investing decisions. We believe many existing financial news sources, however, fail to meet this need. Traditional print publications, constrained by publication cycles of days or even months, are limited in their ability to keep pace with financial markets.

Television provides a measure of timeliness but generally lacks depth of analysis. In addition, viewers are subject to television's predetermined schedules. Some online news outlets do little more than republish stories that have already appeared in their affiliated print publications and many simply aggregate stories from disparate news and press release wires without supplying the original insight, analysis and point of view that comes from independent reporting. Other financial sites offer stock quotes, charts and other investment tools, but provide limited financial news.

In contrast, we hope to be able to provide in-depth, original information about companies listed on the OTCBB or in the Pink Sheets - markets we believe are overlooked by the traditional print media and online news sources. All conflicts of interest if we also provide information about our clients will be fully disclosed.

We intend in the future to present on a separate website to be developed audio interviews of top management of both private and public companies. We have not yet determined the pricing models for this service nor have we determined whether we will let users to use and access our site at no cost or whether we should try to generate revenues through subscription or advertising fees.

We believe that this type of site would make it easier for us to establish relationships with potential client companies' top management, because we would be providing them an opportunity to explain their business model on our audio site at no charge. In other words, we could use the free service as the lead generator to establish the relationship with potential clients and thus potentially make it easier for us to offer our paid public relations, media relations and investor relations services to those people.

The audio site will be database driven, which means that we can update it with no programming experience by simply uploading audio files containing interviews. The launch of this site will be subject to our financial situation, as there would be a need to hire a part-time person that would interview and update the site. Because of this, these is no assurance that we will actually launch this site and thereby provide these services.




PAGE-8-




MARKETING ACTIVITIES

Current

Our marketing activities have consisted primarily of cold-calling and occasional sales letters distributed via e-mail, fax and mail. Since our inception, we have sent out approximately 5,000 sales letters. We have also participated in various networking events with the goal of referrals. These services have been provided by our two existing employees.

Future

We anticipate that our marketing activities will focus on creating a sales team that will market professional services to publicly traded companies. The sales team, not yet established, will aim at establishing relationships between our representatives and the publicly traded companies' executives. We have acquired significant research and contact databases consisting of smaller publicly traded companies, which our sales team will be regular contact with. We intend to regularly distribute marketing materials to these contacts and make calls to the executives of smaller publicly traded companies. Through this regular contact, we would aim to establish ourselves as a well-recognized service provider in this market.

We also intend to develop an integrated marketing program potentially consisting of direct mail, e-mail, fax and internal telemarketing campaigns to the extent our financial resources permit, which they do not as of the date of this registration statement.

MATERIAL CUSTOMERS

For the first 9 months of 2002, 12 corporate clients have used our services. Of these 2 clients, Vertica Software, Inc. ($19,500, 13.8%) and Virilitec Industries, Inc.
($76.700, 54.3) accounted for more than 10% of our aggregate revenue to that date.


COMPETITION

We will compete for clients with other media relations, public relations and investor relations firms as well as in the future with other online media and financial advisory firms. We will compete primarily with smaller firms such as Vollmer Public Relations, Pierpont Communications, OTC Financial Network, Fogarty Klein Monroe and Bates Churchill.




PAGE-9-




Our ability to compete depends on many factors, including the originality, timeliness, comprehensiveness and trustworthiness of our service and that of our competitors, the ease of use of services developed either by us or our competitors and the effectiveness of our sales and marketing efforts. Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. This may allow them to devote greater resources than we can to the development and promotion of their services. These competitors may also engage in more extensive research and development, undertake more far-reaching marketing campaigns and make more attractive offers to existing and potential employees, outside contributors, strategic partners and advertisers.

Our competitors may develop services that are equal or superior to ours or achieve greater market acceptance. It is also possible that new competitors may emerge and rapidly acquire significant market share. Increased competition could result in reduced margins or loss of market share.

We intend to offer our public relations and media relations services primarily for publicly traded companies as well as private companies that have a potential for going public.
We believe this strategy will allow us to establish a relationship with those companies, thus enabling us to offer complementary services, such as investor relations services to the same clients. We believe that our larger competitors have higher fixed overhead costs than we currently have. Therefore, we believe that we may be able to price our public relations and media relations services lower than our competitors do.

We believe that there are only a few public relations, media relations and investor relations firms that understand the needs of smaller publicly traded companies: public relations or media relations firms do not often have investor relations service related expertise, and larger firms that do have those capabilities, typically focus on mid- or larger-cap companies. We believe that our ability to understand smaller publicly traded companies' needs, and the ability to offer a one-stop shop where our client companies can get most of their public relations, media relations and investor relations services under one roof, may separate our services and service positioning from our competitors.

Our future business areas - online media and investment advisory services - plan on competing by service. We intend to focus the majority of our news coverage and analyst report services on small and micro-cap companies. We believe that most of our competitors overlook smaller publicly traded companies for the most part, preferring instead to focus on covering mid- and large-cap companies.

RECEIPT OF STOCK IN LIEU OF CASH FEES

Our financial statements currently reflect investment in stock of other companies, primarily received in lieu of cash fees, in the amount of $14,552, which is less than 40% of our non-cash assets. This amount reflects the sale during 2002 of approximately $93,000 in stock received as fees.
The amount of shares received from our client companies is negotiated on a case-by-case basis. Although it is our intention to continue to receive stock in lieu of cash fees, we are implementing a procedure to verify on a daily basis that the value of our investments in the stock of other companies for which we have provided or are providing services is less than 40% of our non-cash assets in order that we will not become required to register as an investment company under the 1940 Act.




PAGE-10-




FUTURE PLANS

We plan to accomplish our plan of operations in the next 12 months as follows:

---------------------------------------------------------------------
 Milestone or    Expected Manner    Date When       Cost of
     Step       of Occurrence or   Step Should    Completion
                    Method of          be
                   Achievement     Accomplished
---------------------------------------------------------------------
Expand          Develop            6 months       $5,000 for
Marketing       Integrated                        marketing
Program         Marketing Program                 material
                Consisting of                     development,
                Direct Mail, E-                   $2,000 to
                mail, Fax and                     $10,000 for
                Internal                          distribution
                Telemarketing                     costs, depending
                Campaigns                         on the method of
                                                  distribution.
---------------------------------------------------------------------
Add 1-2         Place Employment    2 - 4         $1,000 for ads +
Additional      Classified Ads in   months        commissions
Business        Local                             based on
Development     Publications as                   performance
Employees,      well as Seek
Commission-     Suitable
only            Candidates
                through Network
                of Local Contacts
---------------------------------------------------------------------
Expand          All Marketing      Ongoing        no specific $
Database        Employees Will                    amount, however,
Consisting of   Work on                           some time spent
Full Contact    Researching                       on these tasks
Information of  Prospects to                      could translate
Potential       Expand Contact                    into lost
Clients         Database During                   opportunity or
                any Available                     revenues
                Downtime
---------------------------------------------------------------------
Train New and   Train Employees    2 - 4          no specific $
Existing        Internally in      months         amount,
Business        Proper, Proven                    opportunity cost
Development     Sales Methods and                 applies
Employees       Temporarily Lead
                Sales Efforts
---------------------------------------------------------------------
Hire a full-    Seek Suitable      12 months      $75,000 per year
time Chief      Candidates                        in salary, other
Financial       through Network                   related costs
Officer (CFO)   of Local and                      (benefits,
                National Contacts                 social security
                                                  etc) approximately
                                                  $25,000 annually
---------------------------------------------------------------------
Create          Create Program     4-6 months     $4,000 for
Referral        that Rewards                      program
Network and     Existing Clients,                 marketing (does
Referral        Other Service                     not include
Compensation    Providers and any                 commissions for
Program to      Other Party for                   referrals)
Expand          Referring New
Marketing       Clients to the
Efforts         Company
---------------------------------------------------------------------
Increase        Utilize            8 months       up to $20,000 in
Account         Integrated                        sales
Billing         Marketing Program                 commissions
                and Referral                      and/or referral
                Network to                        fees per month
                Further Expand                    at the $50,000
                Client Base                       sales level
---------------------------------------------------------------------




PAGE-11-




We must secure these funds from internal cash flow or external financing. We cannot accurately predict the amount of our future internal cash flow and we have no source of external financing identified. However, the failure to secure these funds would merely slow our growth as it will take longer to accomplish these milestones.

EMPLOYEES

We currently have two full time employees. All of our employees perform sales activities and are also involved in providing client services described above as well as management and administration.

EFFECT OF EXISTING GOVERNMENTAL REGULATIONS

Because our primary market consists of publicly traded companies, we are subject to the rules and regulations of the federal and state securities laws that regulate various aspects of our business. These laws address issues including but not limited to disclosure of material, soft and forward-looking information, safe harbors, impact of new technology on securities legislation, plain English requirements, insider trading, corporate misstatements, disclosure of compensation as well as anti-touting and scalping. When providing financial public relations services to companies that are listed both in a foreign country and in the U.S., we are subject to both countries' securities legislation.

We anticipate that we will incur substantial legal expenses to ensure compliance with these laws. We also expect that we will incur additional expenses associated with creating and following an in-house compliance program and educating and training our personnel on securities regulations. Even after all these activities, we may also be subject to various securities law related investigations or litigation in connection with our operations or those of our clients. Whether these investigations or litigation have any merit, due to the nature of the industry, they may harm our reputation as well as our ability to retain and attract customers, thereby reducing our revenues.

In addition, due to increasing usage of the Internet, a number of laws and regulations may be adopted relating to the Internet, covering user privacy, pricing, and characteristics and quality of products and services. Furthermore, the growth and development for Internet commerce may prompt more stringent consumer protection laws imposing additional burdens on those companies conducting business over the Internet. The adoption of any additional laws or regulations may decrease the growth of the Internet, which, in turn, could decrease the demand for Internet services and increase the cost of doing business on the Internet.






PAGE-12-




Moreover, the interpretation of sales tax, libel and personal privacy laws applied to Internet commerce is uncertain and unresolved. We may be required to qualify to do business as a foreign corporation in each such state or foreign country. Our failure to qualify as a foreign corporation in a jurisdiction where we are required to do so could subject us to taxes and penalties. Any such existing or new legislation or regulation, including state sales tax, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could have a material adverse affect on our business, results of operations and financial condition.

REPORTS TO SHAREHOLDERS

As a result of this filing, we will become subject to the information and reporting requirements of the Securities
Exchange Act of 1934 and will file periodic reports, proxy statements and other information with the Securities and Exchange Commission.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

For further information about us, please refer to this registration statement and the exhibits thereto. This registration statement and exhibits may be inspected, without charge, and copies may be obtained at prescribed rates, at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. This registration statement and other information filed with the SEC is also available at the web site maintained by the SEC at http://www.sec.gov.

RISK FACTORS

BUSINESS DEVELOPMENT RISKS

Our poor financial condition raises substantial doubt about our ability to continue as a going concern. You will be unable to determine whether we will ever become profitable.

We have incurred losses from December 28, 2000, our inception, through September 30, 2002 totaling $223,000. We will require additional working capital to develop our business until we either achieve a level of revenues adequate to generate sufficient cash flows from operations; or obtain additional financing necessary to support our working capital requirements. Our current cash resources of $4,858 as of September 30, 2002 are not sufficient to satisfy our cash requirements over the next twelve months. We will need to secure a minimum of approximately $100,000 to satisfy such requirements Further, in order to become profitable we will still need to secure additional debt or
equity funding.   We cannot accurately predict the amount of
our future internal cash flow and we have no source of external financing identified.




PAGE-13-




Our ability to continue as a going concern is dependent on our ability to raise funds to implement our planned development; however we may not be able to raise sufficient funds to do so. There is substantial doubt about our ability to continue as a going concern over the next twelve months. Our poor financial condition could inhibit our ability to achieve our business plan, because we are currently operating at a substantial loss with no operating history or significant revenues, an investor cannot determine if we will ever become profitable.

Our business is dependent upon Alvie T. Merrill, President and Pertti Luhanto, Chairman of the Board, Secretary, and
Treasurer; should we lose the services of these individuals, development of our business plan may be delayed.

Our business is dependent upon the expertise of Alvie T. Merrill, President and CEO and Pertti Luhanto, Chairman of the Board, Secretary, and Treasurer, who will continue to control our business affairs after this filing. Accordingly, you must rely on their management decisions. We do not maintain, as of yet, any key man life insurance for Alvie T. Merrill and Pertti Luhanto, but we may add this coverage in the future. The loss of services of Alvie T. Merrill and Pertti Luhanto could impair development of our business plan.

Our management has significant control over stockholder matters, which may affect the ability of minority stockholders to influence our activities.

Executive officers, directors and holders of 5% or more of our outstanding common stock will, in the aggregate, beneficially own approximately 65% of our outstanding common stock. These stockholders will be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying, deterring or preventing a change in control and may make some transactions more difficult or impossible without the support of these stockholders.

We may be required to sell stock received as fees in lieu of cash from our clients before we would desire in order that we will not become required to register as an investment company under the 1940 Act, which could mean we have to sell the stock when we would otherwise not want to, eliminating the possibility of realizing potential future value on these shares.

Our financial statements currently reflect investment in stock of other companies, primarily received in lieu of cash fees, in the amount of $14,552, which is less than 40% of our non-cash assets. This amount reflects the sale during 2002 of approximately $93,000 in stock received as fees consistent with our policy described below. The amount of shares received from our client companies is negotiated on a case-by-case basis. Although it is our intention to continue to receive stock in lieu of cash fees, we are implementing a procedure to verify on a daily basis that the value of our investments in the stock of other companies for which we have provided or are providing services is less than 40% of our non-cash assets in order that we will not become required to register as an investment company under the 1940 Act.




PAGE-14-




Because our common stock may be considered a penny stock, any investment in our common stock is considered a high-risk investment and is subject to restrictions on marketability;
you may be unable to sell your shares.

If our common stock becomes tradable in the secondary market, we may be subject to the penny stock rules adopted by the Securities and Exchange Commission that require brokers to provide extensive disclosure to its customers prior to executing trades in penny stocks. These disclosure requirements may cause a reduction in the trading activity of our common stock, which in all likelihood would make it difficult for our shareholders to sell their securities.

The sale of shares eligible for future sales under Rule 144 could reduce the price of our stock.

There are 1,731,250 shares of our common stock held by non-affiliates and 3,240,000 shares of our common stock held by affiliates that Rule 144 of the Securities Act of 1933 defines as restricted securities. No shares have been sold pursuant to Rule 144 of the Securities Act of 1933. Of the shares owned by non-affiliates, 861,250 are currently freely transferable. The remaining shares may be resold under Rule 144.

In general, Rule 144 provides that any person who has beneficially owned shares for at least one year, including an affiliate, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the shares of common stock then outstanding, or, if the stock is traded on a national securities exchange - which the Over-the-Counter Bulletin Board is not, the reported average weekly trading volume of the common stock during the four calendar weeks immediately preceding the date on which notice of the sale is sent to the SEC. Sales under Rule 144 are subject to manner of sale restrictions, notice requirements and availability of current public information concerning us. Under rule 144(k), person who is not our affiliate and who has not been our affiliate within three months prior to the sale generally may sell shares without regard to the limitations of Rule 144, provided that the person has held the shares for at least one year. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation, or notice provisions of Rule 144.

No prediction can be made as to the effect, if any, such future sales of shares, or the availability of shares for such future sales, will have on the market price of our common stock prevailing from time to time. The sale of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our common stock. As a result of the provisions of Rule 144, all of the restricted securities could be available for sale in a public market, if developed, beginning 90 days after the date of this registration statement becomes effective. The availability for sale of substantial amounts of common stock under Rule 144 could reduce prevailing market prices for our securities.




PAGE-15-




Certain Nevada corporation law provisions could prevent a potential takeover of us which could adversely affect the market price of our common stock or deprive you of a premium over the market price.

We are incorporated in the State of Nevada. Certain provisions of Nevada corporation law could adversely affect the market price of our common stock. Because Nevada corporation law requires board approval of a transaction involving a change in our control, it would be more difficult for someone to acquire control of us. Nevada corporate law also discourages proxy contests making it more difficult for you and other shareholders to elect directors other than the candidates nominated by our board of directors. Our articles and bylaws do not contain any similar provisions.


SPECIAL INFORMATION REGARDING FORWARD LOOKING STATEMENTS

Some of the statements in this registration statement are "forward-looking statements." These forward-looking statements involve certain known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, among others, the factors set forth above under "Risk Factors." The words "believe," "expect," "anticipate," "intend," "plan," and similar expressions identify forward-looking statements. We caution you not to place undue reliance on these forward-looking statements. We undertake no obligation to update and revise any forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements in this document to reflect any future or developments. However, the Private Securities Litigation Reform Act of 1995 is not available to us as a non-reporting issuer.


PART I - ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS AND
PLAN OF OPERATIONS

Overview

We are engaged in the business of media relations, public relations and investor relations. We provide clients with a comprehensive service packages that includes promoting clients to their target markets through public relations-related programs. We offer our public relations and media relations services to both private and publicly traded companies, with a primary focus on high technology, health care, biotechnology and business services industries. We offer our investor relations programs to all publicly traded companies, with a primary focus on small cap companies that do not have an internal investor relations department.




PAGE-16-




Current Results of Operations and Financial Status

We have incurred losses from December 28, 2000, our inception, through September 30, 2002 totaling $223,000. We will require additional working capital to develop our business until we either achieve a level of revenues adequate to generate sufficient cash flows from operations; or obtain additional financing necessary to support our working capital requirements.

We anticipate that revenues will increase as our products gain acceptance; however, our future profitability is uncertain. Our operational expenses will increase according to the implementation of our growth plans.

Since January 1, 2001, we have raised $86,125 from the sale of 861,250 shares of our common stock.

For the first nine months of 2002 , 8 corporate clients have used our services. Of these 2 clients, Vertica Software, Inc. and Virilitec Industries, Inc. accounted for more than 10% of our aggregate revenue to date.

During the first nine months of 2002 we sold approximately $82,919 in stock received as fees.

Results of Operations

December 31, 2001 vs. December 31, 2000.

Our total revenue for the period ended December 31, 2001 was $179,148 an increase of $179,148 from $0 for the period ended December 31, 2000. The Company was formed in December
2000.

Cost of revenues for the period ended December 31, 2001 was $35,653, an increase of $35,653 from $0 for the period ended
December 31, 2000.  The Company was formed in December 2000.

Our net loss for the period ended December 31, 2001 was $76,850, a increase of $24,707 from our net loss for the period ended December 31, 2000 of $52,143. This was due primarily to the following:

General, Selling, & Administrative expenses for the period ended December 31, 2001 were $223,499, an increase of $171,356 from the period ended December 31, 2000 of $52,143 or an 329% increase. General, selling and administrative expenses incurred in the period ended December 31, 2000 were consulting and professional fees incurred for organizing the company. The increase in general, selling and administrative expenses for the period ended December 31, 2001 were due to rent, salaries and other operating costs not incurred in the prior period as well as an increase in consulting fees.




PAGE-17-




We also had a $2,017 increase in amortization expense
$2,017.

Our total revenue for the period ended September 30, 2002 was $146,556 a decrease of $5,479 from $152,035 for the period ended September 30, 2001, or a decrease of 3.6% due to poor market conditions.

Cost of revenues for the period ended September 30, 2002 was $67,070, an increase of $19,485 from $47,585 for the period ended September 30, 2001. The increase was primarily due to an increase in the cost of contract services.

The increase in the contract services was due to our increased focus on marketing our services. We hired an outside consultant to create marketing databases, develop sales scripts, create marketing and sales material, developed a format for proposals to potential clients, develop a marketing plan and come up with a recruiting strategy to attract potential new employees. This has temporarily increase costs related to these contract services. This work was completed during the third quarter of 2002.

Our net loss for the period ended September 30, 2002 was $94,007, an increase of $55,527 from our net loss for the period ended September 30, 2001 of $38,480, an increase of 144%. This was primarily due to a decrease in gross profit of $24,964 and an increase in general, selling and administrative expenses. The increase in general an administrative expenses was due to an increased consulting expenses.

General & Administrative expenses  or the period ended
September 30, 2002 were $113,010, an increase of $41,189 from the period ended September 30, 2001 of $71,821, or a 57% increase. The increase was primarily due to increased consulting fees.

Plan of Operation for the Period September 30, 2002 - August
31, 2003

For the next twelve months our plan of operation calls for continued focus on business development and expanding our client and products/services base, as follows:

  *    Expand Marketing Program
  *    Add 1-2 Additional Business Development Employees,
       Commission-only
  *    Expand Database Consisting of Full Contact
       Information of Potential Clients
  *    Train New and Existing Business Development
       Employees
  *    Hire a full-time Chief Financial Officer (CFO)
  *    Create Referral Network and Referral Compensation
       Program to Expand Marketing Efforts
  *    Increase Account Billing

Liquidity and Capital Resources

Cash flow used in operating activities during the nine months ended September 30, 2002 was $73,547. Net investing activities provided $82,919 from sales of securities investments received for services.




PAGE-18-




Our financial statements currently reflect investment in stock of other companies, primarily received in lieu of cash fees, in the amount of $406, which is less than 40% of our non-cash assets. Although it is our intention to continue to receive stock in lieu of cash fees, we are implementing a procedure to verify on a daily basis that the value of our investments in the stock of other companies for which we have provided or are providing services is less than 40% of our non-cash assets in order that we will not become required to register as an investment company under the 1940 Act.

At September 30, 2002 we had accounts payable of $79,408. We have a note payable with an unrelated entity for $1,000. The note is unsecured and bears interest at 8%. The note was due on or before July 31, 2002. No action has been taken to collect on this note.

We have a note payable with Bulldog Capital, an unrelated entity, for $5,000. The note is unsecured and bears interest at 10%. The note was due on September 30, 2001Currently, there is no threat of litigation on Bulldog Capital's part. We are engaged in discussions with Bulldog Capital to work out a payment plan for the note.

We have incurred losses from December 28, 2000, our inception, through September 30, 2002 totaling $223,000. We have incurred losses through September 30, 2002 of $94,007. We will require additional working capital to develop its business until we either achieve a level of revenues adequate to generate sufficient cash flows from operations; or obtain additional financing necessary to support our working capital requirements. Our current cash resources of $4,858 as of September 30, 2002 are not sufficient to satisfy our cash requirements over the next twelve months. We will need to secure a minimum of approximately $100,000 to satisfy such requirements. Further, in order to become profitable we will still need to secure
additional debt or equity funding.   We cannot accurately predict
the amount of our future internal cash flow and we have no source of external financing identified.

If we do not raise this financing, we will essentially become dormant until funding is secured. We have not taken any steps to secure this funding.

Our ability to continue as a going concern is dependent on our ability to raise funds to implement our planned development; however we may not be able to raise sufficient funds to do so. There is substantial doubt about our ability to continue as a going concern over the next twelve months. Our poor financial condition could inhibit our ability to achieve our business plan, because we are currently operating at a substantial loss with no operating history or significant revenues, an investor cannot determine if we will ever become profitable.




PAGE-19-




PART I - ITEM 3. DESCRIPTION OF PROPERTY

Our address is 14090 Southwest Freeway, Suite 300, Sugar
Land, Texas 77478. Our telephone number is 281-340-2085. We lease a small office in an executive suite. The monthly rent for the space is $800. The lease is a six-month agreement, commencing August 1, 2002.

We believe that our facilities are adequate to meet our current needs. However, as we continue to implement our business plan, we may need to relocate our headquarters office space. We anticipate such facilities are available to meet our development and expansion needs in existing and projected target markets for the foreseeable future.

We do not intent to renovate, improve, or develop properties. We are not subject to competitive conditions for property and currently have no property to insure. We have no policy with respect to investments in real estate or interests in real estate and no policy with respect to investments in real estate mortgages. Further, we have no policy with respect to investments in securities of or interests in persons primarily engaged in real estate activities.


PART I - ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

The following tables set forth the ownership, as of the date of this registration statement, of our common stock by each person known by us to be the beneficial owner of more than 5% of our outstanding common stock, our directors, and our executive officers and directors as a group. To the best of our knowledge, the persons named have sole voting and investment power with respect to such shares, except as otherwise noted. There are not any pending or anticipated arrangements that may cause a change in control of our company.




PAGE-20-



   Name and Address        Number of Shares   Percentage
-----------------------------------------------------------------
   Pertti Luhanto                1,390,000     27.9
   17902 Scenic Oaks,
   Richmond, Texas

   Helena Wahala                   500,000     10.05
   Rautjarventie 3-5 C
   12, 00950  Helsinki,
   Finland

   Mika Majander                   400,000     8.04
   Tasakalliontie 12 B,
   02760 Espoo,
   Helsinki, Finland

   Earth Holdings Ltd.             400,000     8.04
   John Jameson, 15 rue
   des Charmilles, 1203
   Geneve, Switzerland

   Jari Karjalainen                300,000     6.03
   6 C 48, 00810
   Helsinki, Finland

   Markus Jarvinen                 250,000     5.02
   606 Glenview Road,
   Mooloolah, QLD 4553,
   Australia
-----------------------------------------------------------------
   All directors and             3,240,000    65.08
   named executive
   officers as a group
   (2 persons)
-----------------------------------------------------------------

This table is based upon information derived from our stock records. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, it believes that each of the shareholders named in this table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based upon 4,971,250 shares of common stock outstanding as of September 30, 2002.


PART I - ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS,
AND CONTROL PERSONS

The board of directors elects our executive officers annually. A majority vote of the directors who are in office is required to fill vacancies. Each director shall be elected for the term of one year, and until his successor is elected and qualified, or until his earlier resignation or removal. Our directors and executive officers are as follows:

      Name         Age                  Position
 -------------    -----    ---------------------------
Alvie T. Merrill   55         President, CEO, Director
Pertti Luhanto     36         Chairman of the Board, Secretary,
                              Treasurer, Director




PAGE-21-




Mr. Alvie T. Merrill, President and CEO, joined American Market Support Network, Inc. in August 2001 and became a director, President and CEO in 2001. From January 1980 to date, Mr. Merrill has been President of his own company, A.T. Merrill Business Consulting providing management and financial consulting for over 200 companies dealing with financial difficulties. Currently A.T. Merrill Business Consulting provides services exclusively to us. From March 1998 to Oct. 1998 Mr. Merrill was Vice President of Business Development for Procorp, Inc., a Houston based company providing training in interpersonal skills. From November 1998 to February 1999 Mr. Merrill provided consulting and industry training in leadership and team building for Coldwell Bankers and Caterpillar. From February 1999 to October 2000 Mr. Merrill was President/CEO of Interlucent Internet Solutions Inc. - a company specializing in upscale Internet development for Fortune 100 corporation. From November 2000 to March 2001 Mr. worked in various fundraising and management related capacities at U.S. TechSolution, Inc. - a telecommunications company providing fiber optic services to major industries. From April 2001 to July 2001, Mr. Merrill provided management and financial consulting services for C.E.B.R. Services, Higgins Enterprises and Essex Waste Management.


Mr. Pertti Luhanto, Chairman and Secretary, is a founding shareholder of American Market Support Network, Inc. He became Chairman in December 2000 and Secretary in May 2001. From January 1991 to December 1992 Mr. Luhanto was a managing editor in Vahittaiskauppa-magazine, a magazine for retail professionals in Finland. From January 1992 to January 1995 Mr. Luhanto served as Chairman of Viestintatoimisto Merger Oy in Finland a public relations firm specializing in media relations.  In
January 1995 Mr. Luhanto established Legendium Oy in Finland
- an advertising agency specializing in corporate
newsletters and annual reports.   He has served as the
president of Legendium Oy from January 1995 to January 1996. From January 1996 to January 2000 he was a Chairman of Legendium Oy. In January 2000 he became CEO of Legendium, Inc., a US subsidiary for Legendium
Oy - the position he continues to hold.

Directors serve for a one-year term.

Board Committees

We currently have no compensation committee or other board committee performing equivalent functions. Currently, all members of our board of directors participate in discussions concerning executive officer compensation.

Family Relationships

There are no family relationships among our officers and directors.




PAGE-22-




Legal Proceedings

No officer, director, or persons nominated for such positions, promoter or significant employee has been involved in legal proceedings that would be material to an evaluation of our management.


PART I - ITEM 6. EXECUTIVE COMPENSATION


Executive Compensation

The following table sets forth compensation paid to Mr.
Merrill, our current President and CEO and Ms. Patricia
Cunningham, our former President, CEO and Director for year ended 2001. No other executive officer received compensation in excess of $60,000 during that period.



Name           Position        Year          Cash compensation
-------------------------------------------------------------
Alvie T.       President,      2001          $9,000.00
Merrill        CEO

Patricia       Former CEO      2001          $20,245.00
Cunningham

No other annual compensation, including a bonus or other form of compensation; and no long-term compensation, including restricted stock awards, securities underlying options, LTIP payouts, or other form of compensation, were paid to this individual during these periods, except for 200,000 shares of common stock issued to Ms. Cunningham as compensation.

Service Agreements

Alvie T. Merrill received compensation under the terms of a
services agreement with Alvie T. Merrill Consulting, Inc.
dated August 1, 2001.  This agreement was mutually canceled
on December 31, 2001 by both parties.  The total
compensation received under this contract was $9,000 cash,
which has been paid.   The parties formalized a new
agreement on June 28, according to which:

* A.T. Merrill Consulting receives $2,000 monthly retainer starting July 1, 2002. American Market Support Network does not owe any past compensation to A.T. Merrill Consulting or Alvie T. Merrill.
* A.T. Merrill Consulting receives a commission of ten percent of all net revenues generated by and on our behalf, except those from outsourced newsletter campaigns, where Merrill Consulting shall receive a commission of seven percent of the net revenues after all applicable fees have been paid to the outside service provider. Net revenues is defined as gross revenues/sales minus any hard costs that we must pay out to other subcontractors or service providers in order to supply the services sold on behalf of us to our clients.




PAGE-23-




* A.T. Merrill Consulting can choose to be paid either in cash or in stock. The amount of shares will be determined by dividing the dollar amount owed by the price of stock. The stock price will be based on the last three day's closing price of our company stock provided that the stock is already publicly traded. Merrill can only choose to receive unpaid compensation in stock if our stock is publicly traded.


In addition to the service agreement with Alvie T. Merrill Consulting, Inc. described above, we have a service agreement with Legendium, Inc., a company controlled by Pertti Luhanto, our Chairman. Under terms of the agreement dated August 1, 2001, the services Legendium will provide for us, include, but are not limited to: management of accounting services, i.e. accounts receivable/accounts payable/payroll/bank accounts/etc; management of information technology-related hardware/software/network; set up and management of Internet and telecommunications accounts and equipment; preparation of internal and external documents; coordination of mail/parcel services; acquisition of office supplies; and general office administration. In return, Legendium is compensated under its customary fee schedule at an hourly rate of $40 - $80. The contract is perpetual but may be cancelled by either party with twenty-four hour notice.

We paid $6,750 to Legendium for the period ending December
31, 2001.

Board Compensation

Members of our Board of Directors do not receive cash compensation for their services as Directors, although some
Directors are reimbursed for reasonable expenses incurred in attending Board or committee meetings.


PART I - ITEM 7. CERTAIN RELATIONSHIPS AND RELATED
TRANSACTIONS


We have received advances from our largest shareholder, Mr.
Pertti Luhanto, totaling $5,150 as of June 30, 2002. The advances are payable upon demand. No interest is paid on these advances.

Other than the above transactions as well as those described in service agreements above and recent sales of unregistered securities below, we have not entered into any material transactions with any director, executive officer, and nominee for director, beneficial owner of five percent or more of our common stock, or family members of such persons. Also, we have not had any transactions with any promoter. We are not a subsidiary of any company.




PAGE-24-




PART I - ITEM 8.  DESCRIPTION OF SECURITIES

The following description as a summary of the material terms of the provisions of our articles of incorporation and bylaws, is qualified in its entirety. The articles of incorporation and bylaws have been filed as exhibits to the registration statement of which this registration statement is a part.

Common Stock

We are authorized to issue 20,000,000 shares of common stock, par value $0.001. As of March 31, 2002, there were 4,971,250 shares of common stock issued and outstanding that are held by 99 shareholders of record.

Each share of our common stock entitles the holder to one vote, either in person or by proxy, at meetings of the shareholders. The holders are not permitted to vote their shares cumulatively. Accordingly, the holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors. The vote of the holders of a majority of the issued and outstanding shares of common stock is sufficient to make certain fundamental corporate changes such as liquidation, reorganization, merger or an amendment to our articles of incorporation and to authorize, affirm, ratify or consent to these acts or action, subject to the provisions of Nevada law.

Holders of our common stock have no preemptive rights. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities. There are not any provisions in our articles of incorporation or our by-laws that would prevent or delay change in our control.

Preferred Stock

We are authorized to issue 5,000,000 shares of preferred stock, par value $0.001, of which no shares are issued.

Dividend Policy

Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of funds legally available. We have not paid any dividends since our inception and presently anticipate that all earnings, if any, will be retained for development of our business. Any future disposition of dividends will be at the discretion of our board of directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors.




PAGE-25-




PART II - ITEM 1. MARKET FOR COMMON EQUITY AND RELATED
STOCKHOLDER MATTERS

Market Information

There is no established public trading market for our securities and a regular trading market may not develop, or if developed, may not be sustained. A shareholder in all likelihood, therefore, will not be able to resell his or her securities should he or she desire to do so when eligible for public resales. Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. We have no plans, proposals, arrangements, or understandings with any person with regard to the development of a trading market in any of our securities.

Options, Warrants, Convertible Securities

We have no options, warrants or convertible securities outstanding.

Holders

As of the date of this registration statement, we had 99 holders of record of our common stock.

Dividends

We have not declared any cash dividends on our common stock since our inception and do not anticipate paying such dividends in the foreseeable future. We plan to retain any future earnings for use in our business. Any decisions as to future payments of dividends will depend on our earnings and financial position and such other facts as the board of directors deems relevant. We are not limited in our ability to pay dividends on our securities.


PART II - ITEM 2. LEGAL PROCEEDINGS

We are not aware of any pending or threatened legal proceedings in which we are involved.


PART II - ITEM 3. CHANGES IN AND DISAGREEMENTS WITH
ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.




PAGE-26-




PART II - ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

Upon formation we issued to our founders the following shares:

      Shares              Amount           Price per share
     -------------------------------------------------------
       400,000           6,787.00            0.0170
       150,000           2,550.00            0.0170
       150,000           2,545.00            0.0170
       250,000           4,242.00            0.0170
       150,000           2,545.00            0.0170
       300,000           5,090.00            0.0170
       800,039          13,574.00            0.0170
       589,961 *        10,010.00            0.0170
       400,000           6,787.00            0.0170
        20,000             339.00            0.0170
       100,000           1,700.00            0.0170
       200,000           3,400.00            0.0170
        50,000             850.00            0.0170
        50,000             850.00            0.0170
       500,000           8,484.00            0.0170
     4,110,000

  * All shares sold for cash except for these shares which were issued for contribution of assets consisting of various databases, marked with * above.

On December 31, 2001, we issued to GoPublicToday.com,
Inc. 150,000 shares of $0.001 par value common stock in exchange for prepaid services. The price per share was $.017. The value of the services is based on prior services provided by GoPublicToday.com, Inc. and on the cost of similar services provided by other similar service providers. The number of shares issued for services is based on the value of the services divided by the par value of the shares.

All of these shares were issued in accordance with Sections
4(2) of the Securities Act of 1933. The exemption provided under section 4(2) was available because:

* None of these issuances involved underwriters, underwriting discounts or commissions.
* Restrictive legends are placed on all certificates issued.
* The distribution did not involve general solicitation or advertising.
* The distributions were made only to accredited investors or investors who were sophisticated enough to evaluate the risks of the investment, particularly in view of the fact that de minims consideration was involved.

November 30, 2001 - We closed our public offering pursuant to Regulation D, Rule 504 of the 1933
Securities and Exchange Act, as amended, whereby it sold a total of 861,250 shares of $0.001 par value common stock at $0.10 per share to outside investors.
Of the total number of shares, 861,250 shares were issued in exchange for cash in the amount of $86,125 net of offering costs in the amount of $8,613. Of the total cash received, $861 is considered common stock and $85,264 is considered additional paid-in capital.
There have been no other issuances of common stock or preferred stock. We sold all 861,250 shares of common stock to approximately 84 unaffiliated shareholders, none of whom were/are officers.




PAGE-27-




PART II - ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS

Our articles of incorporation and by-laws, subject to the provisions of Nevada Law, contain provisions, which allow the corporation to indemnify any person under certain circumstances. NRS 78.7502 Discretionary and mandatory indemnification of officers, directors, employees and agents provides as follows:

General provisions.

1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.




PAGE-28-




      3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.
      (Added to NRS by 1997, 694)

      NRS 78.751 Authorization required for discretionary indemnification; advancement of expenses; limitation on indemnification and advancement of expenses.

      1.  Any discretionary indemnification under NRS
78.7502 unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:
      (a) By the stockholders;
      (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;
      (c) If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or
      (d) If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.
      2. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

  3. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:
(a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.




PAGE-29-




 (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.
      (Added to NRS by 1969, 118; A 1987, 83; 1993, 976;
1997, 706)

      NRS 78.752 Insurance and other financial arrangements against liability of directors, officers, employees and agents.
      1. A corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses.
      2. The other financial arrangements made by the corporation pursuant to subsection 1 may include the following:
      (a) The creation of a trust fund.
      (b) The establishment of a program of self-insurance.
      (c) The securing of its obligation of indemnification by granting a security interest or other lien on any assets of the corporation.
      (d) The establishment of a letter of credit, guaranty or surety.
No financial arrangement made pursuant to this subsection may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by a court.
      3. Any insurance or other financial arrangement made on behalf of a person pursuant to this section may be provided by the corporation or any other person approved by the board of directors, even if all or part of the other person's stock or other securities is owned by the corporation.
      4.  In the absence of fraud:
      (a) The decision of the board of directors as to the propriety of the terms and conditions of any insurance or other financial arrangement made pursuant to this section and the choice of the person to provide the insurance or other financial arrangement is conclusive; and
      (b) The insurance or other financial arrangement:
             (1) Is not void or voidable; and
             (2) Does not subject any director approving it to personal liability for his action, even if a director approving the insurance or other financial arrangement is a beneficiary of the insurance or other financial arrangement.




PAGE-30-




5. A corporation or its subsidiary which provides self-insurance for itself or for another affiliated corporation pursuant to this section is not subject to the provisions of Title 57 of NRS.
      (Added to NRS by 1987, 80)

Our Articles and By-Laws also provide for indemnification to the fullest extent permitted under Nevada law.

With regard to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Corporation in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such case.


With regard to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Corporation in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such case.




PAGE-31-




PART F/S. FINANCIAL STATEMENTS

                   INDEPENDENT AUDITORS' REPORT


To the Board of Directors
American Market Support Network, Inc.
Houston, Texas

We have audited the accompanying balance sheet of American Market Support Network, Inc. as of December 31, 2001, and the related statements of operations, stockholders' equity, and cash flows for the year then ended and for the period from December 28, 2000 (inception) through December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Market Support Network, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended and for the period of from December 28, 2000 (inception) through December 31, 2000, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in
Note 2 to the financial statements, the Company has incurred losses from December 28, 2000 (inception) through December 31, 2001 totaling $128,993 and at December 31, 2001 had a capital deficit of $14,224. The Company will require additional working capital to develop its business until the Company either (1) achieves a level of revenues adequate to generate sufficient cash flows from operations; or (2) obtains additional financing necessary to support its working capital requirements. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 2. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties.


Malone & Bailey, PLLC
Houston, Texas
www.malone-bailey.com


May 8, 2002




PAGE-32-




               AMERICAN MARKET SUPPORT NETWORK, INC.
                           BALANCE SHEET
                         December 31, 2001

                      ASSETS

Current assets
  Cash                                              $   4,158
  Escrow receivable                                     5,000
  Investments, available for sale                       5,325
                                                    ----------
    Total current assets                               14,483

Property and equipment, net                            24,496
                                                    ----------
                                                    $  38,979
                                                    ==========
       LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                  $  14,035
  Shareholder advances                                  8,672
  Notes payable                                         6,000
                                                    ----------
    Total current liabilities                          28,707
                                                    ----------
Commitments

STOCKHOLDERS' EQUITY:
Preferred stock, $.001 par value, 5,000,000 shares
  authorized, no shares issued and outstanding              -
Common stock, $.001 par value, 20,000,000 shares
  authorized, 4,971,250 shares issued and               4,971
outstanding
Additional paid in capital                            139,326
Accumulated deficit                                  (128,993)
Accumulated other comprehensive income (loss)          (5,032)
                                                    ----------
  Total Stockholders' Equity                           10,272
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY          $  38,979
                                                    ==========





          See accompanying summary of accounting policies and notes to financial statements.




PAGE-33-




               AMERICAN MARKET SUPPORT NETWORK, INC.
                     STATEMENTS OF OPERATIONS
               For the Year Ended December 31, 2001
   and for the Period From December 28, 2000 (inception) Through
                         December 31, 2000

                                              2001        2000
                                           -----------  ----------
Revenues                                   $ 179,148    $      -
Cost of revenues                              35,653           -
                                           -----------  ----------
Gross profit                                 143,495           -
                                           -----------  ----------
Costs and Expenses:
  General and administrative                 104,606           -
  Salary and benefits                         68,134           -
  Professional fees                           48,742      52,143
  Amortization expense                         2,017           -
                                           -----------  ----------
                                             223,499      52,143
                                           -----------  ----------
Loss from operations                         (80,004)    (52,143)

Other income                                   3,154           -

Net loss
                                          $  (76,850)  $ (52,143)
                                           ===========  ==========
Net loss per share:
  Net loss basic and diluted                 $ (0.02)   $  (0.01)
                                           ===========  ==========
Weighted average shares outstanding:
  Basic and diluted                        4,218,541    4,110,000
                                           ===========  ==========



          See accompanying summary of accounting policies and notes to financial statements.




PAGE-34-




               AMERICAN MARKET SUPPORT NETWORK, INC.
                STATEMENTS OF STOCKHOLDERS' EQUITY
               For the Year Ended December 31, 2001
   and for the Period From December 28, 2000 (inception) Through
                         December 31, 2000


                                        Additional           Other
                       Common stock       paid      Accum.   Comp.
                                           in                Inc.     Total
                                         capital    Deficit (Loss)
                      Shares   Amount
                    ----------------------------------------------------------

Issuance of common
stock to founders
for cash             447,059   $ 447    $  7,153       -       -     $7,600


Issuance of common
stock to founders
for assets           589,961     590       9,420       -       -     10,010

Issuance of common
stock to founders
for services       3,072,980   3,073      49,070       -       -     52,143

Net loss                   -       -           -   (52,143)    -    (52,143)
                    ----------------------------------------------------------
Balance,
  December 31,     4,110,000   4,110      65,643   (52,143)    -     17,610
2000

Issuance of common
stock for cash       861,250     861      73,683       -       -     74,544

Net loss                   -       -           -   (76,850)    -    (76,850)


Comprehensive
loss:

Changes in
unrealized gains
and losses on              -       -           -       -    (5,032)  (5,032)
investments
Total
comprehensive loss         -       -           -       -       -    (81,882)
                    ----------------------------------------------------------
Balance,
December 31,       4,971,250  $4,971   $ 139,326  $(128,993) $(5,032) $10,272
2001                ==========================================================





          See accompanying summary of accounting policies and notes to financial statements.




PAGE-35-




               AMERICAN MARKET SUPPORT NETWORK, INC.
                     STATEMENTS OF CASH FLOWS
               For the Year Ended December 31, 2001
   and for the Period From December 28, 2000 (inception) Through
                         December 31, 2000

                                              2001         2000
CASH FLOWS FROM OPERATING ACTIVITIES      --------------------------
Net loss                                   $ (76,850)   $ (52,143)
Adjustments to reconcile net deficit to
cash used
  By operating activities:
Depreciation and amortization                  2,017            -
Common stock issued for services                   -       52,143
Stock received for services                  (24,702)
Loss on investments, net                       2,683            -
Net change in:
  Escrow receivable                           (5,000)           -
  Accounts payable                            14,035            -
                                          --------------------------
CASH FLOWS USED IN OPERATING ACTIVITIES      (87,817)           -
                                          --------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of investments           11,662            -
  Capital expenditures                       (16,503)           -
                                          --------------------------
CASH FLOWS USED IN INVESTING ACTIVITIES       (4,841)           -
                                          --------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Sale of common stock                          74,544        7,600
Shareholder advances                           8,672            -
Proceeds from notes payable                    6,000            -
                                          --------------------------

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES   89,216        7,600
                                          --------------------------
NET INCREASE (DECREASE) IN CASH               (3,442)       7,600
Cash, beg. of period                           7,600            -
                                          --------------------------
Cash, end of period                       $    4,158        7,600
                                          ==========================
SUPPLEMENTAL CASH FLOW INFORMATION
  Interest paid                                    -            -
  Income taxes paid                                -            -

NONCASH TRANSACTIONS:
Acquisition of assets for common stock    $   10,010            -




          See accompanying summary of accounting policies and notes to financial statements.




PAGE-36-




               AMERICAN MARKET SUPPORT NETWORK, INC.
                   NOTES TO FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

Nature of business

American Market Support Network, Inc. ("American Market") was incorporated in December 28, 2000 in Nevada. American Market is engaged in providing private and publicly traded companies with comprehensive service packages that includes promoting clients to their target markets through public relations related programs. These services include the design and execution of effective public, investor and media relations programs, database distribution services; and long-term strategic promotional partnerships.

Use of Estimates

The   preparation  of  financial  statements  in  conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

Cash Equivalents

Cash  equivalents include highly liquid, temporary cash investments
having  original  maturity  dates of three  months  or less.   For
reporting purposes, such cash equivalents are stated at cost plus accrued interest which approximates fair value.

Investments

American Market holds minority equity investments in companies and classifies these investments as available for sale. Certain
investments    carry   restrictions   on   immediate disposition.
Investments in public companies with restrictions of less than one year are classified as available-for-sale and are adjusted to their fair market value with unrealized gains and losses, net of tax, recorded as a component of accumulated other comprehensive income. Upon disposition of these investments, the specific identification method is used to determine the cost basis in computing realized gains or losses, which are reported in other income and expense. Declines in value that are judged to be other than temporary are reported in other income and expense. Common stock received by American Market for services is recognized at its quoted market price or at the fair value of the services rendered, which ever is more readily determinable.

Revenue Recognition

American Market's revenues are primarily derived from consulting services. Revenues are earned from design and execution of investor and media relations programs, database distribution services, and long-term strategic promotional partnerships.

American Market recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is probable.




PAGE-37-




Service  revenues  are recognized as services are performed.   The
majority of American Market's revenues are from investor relations programs under fixed fee contracts that are typically completed in
four  weeks.   The  contracts  can be  extended.   American Market
recognizes revenue and profit as work progresses on these contracts
using   the   percentage-of-completion  method,  which relies   on
estimates of total expected contract revenue and costs. American Market follows this method since reasonable dependable estimates of the revenue and costs applicable to the various stages of a contract can be made. Recognized revenues and profit are subject to revisions as the contract progresses to completion. Revisions in profit estimates are charged to income on the period in which
the  facts  that  give  rise to the revisions  become known.   For
contracts that offer multiple services, American Market allocates revenue to each product based upon its fair values and according recognizes the revenue as that service is performed.

American Marker recognizes revenue performed by subcontractors on a net basis for those services billed by American Market.

Common stock received by American Market for services is recognized at its quoted market price or at the fair value of the services rendered, which ever is more readily determinable.

American Market recognizes revenue for other services in accordance with the Securities and Exchange Commission Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements."

American Market maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of American Market's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Long-lived Assets

Property and equipment are stated at cost less accumulated depreciation. Major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations. Depreciation is computed by applying the straight-line method over the estimated useful lives of each asset. American Market performs reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Website Development Costs

Cost of website development costs are accounted for in accordance with Statement of Position (SOP) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, and Emerging Issues Task Force (EITF) 00-02, Accounting for Website Development Costs, which require that American Market expense computer software and website development costs as they are
incurred   during   the  preliminary  project  stage. Once   the
capitalization criteria of SOP 98-1 and EITF 00-02 have been met, external direct costs of materials and services consumed in developing or obtaining internal-use computer software, including website development, and the payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use computer software, are capitalized. Capitalized costs are amortized over approximately three years on a straight-
line  basis.   As  of  December  31,  2001,  American Market   had
capitalized $16,503, in website development costs.




PAGE-38-




Income Taxes

The asset and liability approach is used to account for income taxes by recognizing deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. American Market records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized.

Earnings Per Common Share

Basic and diluted net loss per share excludes dilution and is computed by dividing net loss by the weighted average number of common shares outstanding for the period presented.

Stock-Based Compensation

American Market accounts for stock-based compensation under the intrinsic value method. Under this method, the Company recognizes no compensation expense for stock options granted when the number of underlying shares is known and exercise price of the option is greater than or equal to the fair market value of the stock on the date of grant. No options have been granted as of May 8, 2002.

American Market accounts for non-cash stock-based compensation issued to non-employees in accordance with the provisions of SFAS No. 123 and EITF No. 96-18, Accounting for Equity Investments That Are Issued to Non-Employees for Acquiring, or in Conjunction with Selling, Goods or Services. Common stock issued to non-employees and consultants is based upon the value of the services received or
the   quoted   market  price,  whichever  value  is  more readily
determinable.

Recent Accounting Pronouncements

American Market does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the American Market's results of operations, financial position or cash flows.


NOTE 2 - Financial Condition And Going Concern

American Market has incurred losses totaling $128,993 through December 31, 2001 had a capital deficit of $14,224. Because of these losses, American Market will require additional working capital to develop business operations.

The Company intends to raise additional working capital either through private placements, public offerings and/or bank financing.

There are no assurances that American Market will be able to either
(1) achieve a level of revenues adequate to generate sufficient cash flow from operations; or (2) obtain additional financing through either private placement, public offerings and/or bank financing necessary to support the Company's working capital requirements. To the extent that funds generated from any private placements, public offerings and/or bank financing are insufficient, the Company will have to raise additional working capital. No assurance can be given that additional financing will be available, or if available, will be on terms acceptable to American Market. If adequate working capital is not available American Market may not increase its operations.




PAGE-39-




These conditions raise substantial doubt about the American Market's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might be necessary should American Market be unable to continue as a going concern.


NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31:

                                    2000        Lives
                                 --------------------------
  Web site                         $ 16,503    3 years

  Data base                          10,010    3 years

  Less: Accumulated                  (2,017)
  amortization                   =============
                                   $ 24,496


Amortization expense totaled $2,017 for the year ended December 31, 2001.


NOTE 4 - Major Customers

American market has two and one customers that accounted for more than 10% of net sales, and collectively, these customers accounted for 37% of net sales for the years ended December 31, 2001. The breakdown is as follows at December 31:

  Customer                 2001
 ---------------------------------------
    A                    $  44,030
    B                    $  25,000


NOTE 5 - SHAREHOLDER ADVANCES

American Market has received advances from its majority shareholder totaling $8,672 as of December 31, 2001. The advances are payable upon demand.


NOTE 6 - NOTES PAYABLE

American Market has a note payable with an unrelated entity for $1,000. The note is unsecured and bears interest at 8%. The note is due on or before July 31, 2002.

American Market has a note payable with an unrelated entity for $5,000. The note is unsecured and bears interest at 10%. The note was due on September 30, 2001. In connection with the debt, American Market issued an option to acquire 50,000 shares of common stock at an exercise price of $0.10 per share. The option expired November 30, 2001. The option had minimal value at the date of grant, accordingly no additional interest expense was recognized for the option.




PAGE-40-




NOTE 7 - INCOME TAXES

For  the  period from inception through December 31, 2001, American
Market  has  incurred  net  losses  and,  therefore,  has no   tax
liability. The net deferred tax asset generated by the loss carry-forward has been fully reserved. The cumulative net operating loss carry-forward is approximately $129,000 at December 31, 2001, and will expire in the years 2020 and 2021.

Deferred income taxes consist of the following at December 31,:

                                               2001
  Long-term:                              ---------------

    Deferred tax assets                   $   44,000
    Valuation allowance                      (44,000)
                                          ---------------
                                          $        -
                                          ===============

NOTE 8 - SHAREHOLDERS EQUITY

Common Stock:

In December 2000, American Market issued 447,059 shares of common stock to its founders for cash of $7,600 or $0.017 per share.

In December 2000, American Market issued 589,961 shares to its founders for assets valued at $10,010 or $0.017 per share.

In December 2000, American Market issued 3,072,980 shares of common stock for services valued at $52,143 or $0.017 per share or the fair value of the services provided.

In November 2001, American Market issued 861,250 shares of common stock for cash proceeds of $74,544, net of commission of $11,581.


NOTE 9 - COMMITMENTS

American Market leases office facilities under a month-to-month operating lease. Rent expense was $42,300 for the year ended
December 31, 2001.






PAGE-41-





               AMERICAN MARKET SUPPORT NETWORK, INC.
                           BALANCE SHEET

                                          September     December
                                             30,           31,
                                            2002          2001
                 ASSETS                  (Unaudited)
                                        ---------------------------
Current assets
  Cash                                     $   4,858    $   4,158
  Escrow receivable                                -        5,000
  Investments, available for sale                406        5,325
                                        ---------------------------
    Total current assets                       5,264       14,483

Property and equipment, net                   20,521       24,496
                                        ---------------------------
                                           $  25,785    $  38,979
                                        ===========================

  LIABILITIES AND STOCKHOLDERS' EQUITY
               (DEFICIT)

Current liabilities:
  Accounts payable                         $  79,408    $  14,035
  Accrued expenses                            30,849            -
  Shareholder advances                             -        8,672
  Notes payable                                6,000        6,000
                                        ---------------------------
    Total current liabilities                116,257       28,707
                                        ---------------------------
Commitments

STOCKHOLDERS' EQUITY (DEFICIT):
Preferred stock, $.001 par value,
5,000,000
  shares authorized, no shares issued              -            -
and
  outstanding
Common stock, $.001 par value,
20,000,000
  shares authorized, 4,971,250 shares          4,971        4,971
issued
  and outstanding
Additional paid in capital                   139,326      139,326
Accumulated deficit                        (223,000)     (128,993)
Accumulated other comprehensive income      (11,769)       (5,032)
(loss)                                  ---------------------------
  Total Stockholders' Equity (Deficit)      (90,472)       10,272
TOTAL LIABILITIES AND STOCKHOLDERS'     ---------------------------
EQUITY (DEFICIT)                           $  25,785    $  38,979
                                        ===========================






                  See notes to interim condensed
                       financial statements.




PAGE-42-




               AMERICAN MARKET SUPPORT NETWORK, INC.
                     STATEMENTS OF OPERATIONS
                            (Unaudited)

                         Three Months Ended    Nine Months Ended
                            September 30,        September 30,
                         ------------------    -------------------
                          2002       2001       2002      2001
                        --------  --------    --------  ---------
Revenues                       $         $          $         $
                          29,225    28,910    146,556   152,035
Cost of revenues           3,050     3,730     67,070    47,585
                        --------  --------    --------  ---------
Gross profit              26,175    25,180     79,486   104,450

Costs and Expenses:
  General and             29,490    15,725    113,010    71,821
administrative
  Salary and benefits      3,288     7,603     42,390    56,518
  Professional fees        2,797       200     17,667    16,316
  Depreciation             1,325       501      3,975     1,002
                        --------  --------    --------  ---------
                          36,900    24,029    177,042   145,657
                        --------  --------    --------  ---------
Income (loss) from       (10,725)    1,151   (97,556)   (41,207)
operations

Other (expense)            6,573     (376)      3,549     2,727
income                  --------  --------    --------  ---------

Net income (loss)              $         $          $         $
                         (4,152)       775   (94,007)   (38,480)
                        ========  ========    ========  =========
Net income (loss) per
share:

  Basic and diluted     $ (0.00)    $ 0.00   $ (0.02)   $ (0.01)
                        ========  ========    ========  =========
Weighted average shares
outstanding:

  Basic and diluted   4,971,250  4,110,000  4,971,250  4,110,000
                        ========  ========    ========  =========






                  See notes to interim condensed
                       financial statements.




PAGE-43-




               AMERICAN MARKET SUPPORT NETWORK, INC.
                     STATEMENTS OF CASH FLOWS
              For the Nine Months Ended September 30,

                                              2002        2001
CASH FLOWS FROM OPERATING ACTIVITIES       -------------------------
Net loss                                    $ (94,007)  $ (38,480)
Adjustments to reconcile net deficit to
cash used
  By operating activities:
Depreciation and amortization                   3,975       1,002
Stock received for services                   (93,081)          -
Loss on investments, net                        8,344           -
Net change in:
  Accounts and other receivables                5,000     (18,816)
  Accounts payable and accrued expenses        96,222      40,694
                                           -------------------------
CASH FLOWS USED IN OPERATING ACTIVITIES       (73,547)    (15,600)
                                           -------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of investments            82,919           -
                                           -------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from notes payable                         -       6,000
Shareholder advances                           (8,672)      2,000
                                           -------------------------
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES    (8,672)      8,000

NET INCREASE (DECREASE) IN CASH                   700      (7,600)
Cash, beg. of period                            4,158       7,600
                                           -------------------------
Cash, end of period                        $    4,858    $      -
                                           =========================
SUPPLEMENTAL CASH FLOW INFORMATION
  Interest paid                                     -           -
  Income taxes paid                                 -           -





                  See notes to interim condensed
                       financial statements.




PAGE-44-




               AMERICAN MARKET SUPPORT NETWORK, INC.
                 NOTES TO THE FINANCIAL STATEMENTS


NOTE 1 - BASIS OF PRESENTATION

The accompanying unaudited interim financial statements of American Market Support Network, Inc. have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission ("SEC"), and should be read in conjunction with the audited financial statements and notes thereto contained in the Company's registration statement filed with the SEC on Form 10-SB. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. Notes to the financial statements which would substantially duplicate the disclosure contained in the audited financial statements for the most recent fiscal year 2001 as reported in Form 10-SB, have been omitted.


Note 2 - INVESTMENTS

American Market holds minority equity investments in companies and classifies these investments as available for sale. Certain investments carry restrictions on immediate disposition. Investments in public companies with restrictions of less than one year are classified as available-for-sale and are adjusted to their fair market value with unrealized gains and losses, net of tax, recorded as a component of accumulated other comprehensive income. Upon disposition of these investments, the specific identification method is used to determine the cost basis in computing realized gains or losses, which are reported in other income and expense. Declines in value that are judged to be other than temporary are reported in other income and expense. Common stock received by American Market for services are recognized at its quoted market price or at the fair value of the services rendered, which ever is more readily determinable.

A summary of investments, available for sale held as of September
30, 2002 is as follows:

Equity securities:
  Cost                       $  12,175
  Gross unrealized loss        (11,769)
                            ------------
Estimated fair value         $     406
                            ------------












PAGE-45-




PART III - ITEM 1.  EXHIBITS

Item 3

     1    Articles of Incorporation of American Market Support
       Network, Inc., a Nevada Corporation
     2    By-laws of American Market Support Network, Inc., a
       Nevada Corporation

Item 4

     1    Form of common stock Certificate of the American Market
       Support Network, Inc. (1)

Item 10

     1    A.T. Merrill Consulting Agreement
     2    Amended A.T. Merrill Consulting Agreement*
     3    Legendium, Inc. Service Agreement



  *Filed herewith

  All  other  Exhibits called for by Rule 601 of  Regulation
SB-2 are not applicable to this filing.

(1) Information pertaining to our common stock is contained in our Articles of Incorporation and By-Laws.

                         SIGNATURES

      In  accordance  with  Section  12  of  the  Securities
Exchange   Act   of   1934,  the  registrant   caused   this
registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

     American Market Support Network, Inc. (Registrant)

Date:     December 10, 2002


By:  /s/ Alvie T. Merrill
    ----------------------
     Alvie T. Merrill, President and Principal Executive
Officer, Principal Financial Officer and Principal
Accounting Officer




PAGE-46-